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                              July 14, 2022

       Arshia Sarkhani
       Chief Executive Officer
       Asset Entities Inc.
       100 Crescent Ct, 7th Floor
       Dallas, TX 75201

                                                        Re: Asset Entities Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 27,
2022
                                                            CIK No. 0001920406

       Dear Mr. Sarkhani:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to comments in our June 3, 2022 letter.

       Amendment No. 1 to DRS on Form S-1 submitted June 27, 2022

       Prospectus Summary, page 1

   1. In response to prior comment 6, you revised page 29 to disclose your number of paying subscribers during each
financial period included in your financial statements. In your summary, you disclose
your number of members as of June 2022. Please revise your
                                                        summary to also
disclose your number paying subscribers during the most recent financial period and provide your
definitions of paying subscribers and members.
       Dual Class Structure, page 4

   2. Disclosure added in response to prior comment 3 states that your Class A common stock is entitled to 10 votes
per share while your Class B common stock is entitled to 1 vote per
 Arshia Sarkhani
FirstName  LastNameArshia  Sarkhani
Asset Entities Inc.
Comapany
July        NameAsset Entities Inc.
     14, 2022
July 14,
Page  2 2022 Page 2
FirstName LastName
         share. Please revise to disclose, if true, that the difference in voting rights is the only difference between these classes of common stock. If there are other differences between these classes of common stock, such as differences in conversion rights or economic rights, please revise to disclose these differences here and in your Description of
         Securities section.
Certain Relationships and Related Party Transactions, page 60

3. We note your response to prior comment 9. Please tell us whether there are any management or other material agreements in place between Asset Entities Holdings, LLC and Asset Entities Inc., and if so, please file any such agreement. General

4. We note your responses to prior comments 12-15. As an important threshold matter, please note that the provision of disclaimers to users, in and of itself, does not necessarily impact whether, as a legal matter, the company is providing advice to others or issuing reports or analyses regarding securities. Accordingly, and based on the information you have provided, it appears that the company meets the general definition of an investment adviser in Section 202(a)(11) of the Investment Advisers Act of 1940
(the    Advisers
         Act   ). The company does appear to be providing advice to others or issuing reports or
         analyses regarding securities, including in the form of analyses of stocks. The company also appears to be in this business because, for example, the provision of advice, reports,
         and/or analysis appears to be the company   s primary and ongoing
activities, and the
         company does appear to receive compensation in the form of, for example, subscription fees. As a result, it appears that the company must be eligible for an exclusion from the general definition in Section 202(a)(11) in order to avoid incurring a registration obligation under the Advisers Act and potentially under relevant state laws. Please note that the risk factor disclosure on this point at page 17 (and any other location in the registration statement) will therefore need to be revised.
5.       With respect the company   s position that it is entitled to rely on
the    publisher   s
         exclusion    under Section 202(a)(11)(D) of the Advisers Act, and
given the comment
         above on the use of disclaimers, please:

                Describe in additional detail the information produced in response to (i) comments or requests of users, including responses to questions in chat or other social media
              interactions on Discord or other platforms and (ii)    responses
to requests for
              illustrative examples of securities analysis.

                Describe in additional detail what is meant by, and included
within, the company   s
              provision of    custom indicators    to its users.

                Describe in additional detail whether and how the company modifies or tailors its
              services after    learn[ing] how the company   s education and
entertainment services
 Arshia Sarkhani
Asset Entities Inc.
July 14, 2022
Page 3
           can meet a member   s goals,    including whether and how the
company produces
           information or other content that addresses the user   s requests or
goals.

             Clarify whether the information described in the above three bullet points is provided
           by company personnel or the company   s independent contractors, and
whether this
           information is provided on Discord or another platform.

             Address why you believe that responses to requests or comments from users (i) are of
           a    general and impersonal    nature that is not individualized
advice tailored to the
           user   s particular investment objectives, and (ii) are published in general and regular
           circulation and on a routine or periodic basis, in light of their apparent timing in response to user requests.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameArshia Sarkhani
                                                            Division of
Corporation Finance
Comapany NameAsset Entities Inc.
                                                            Office of
Technology
July 14, 2022 Page 3
cc:       Louis Bevilacqua
FirstName LastName